FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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( )	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*

ORMAN, Gregory J.
________________________________
         (Last)                (First)         (Middle)

10740 Nall
________________________________
                         (Street)

Overland Park            KS       66211
________________________________
             (City                        (State)        (Zip)

	2. Issuer Name and Ticker or Trading Symbol Great Plains Energy Incorporated (GXP)				4. Statement for Month/Year 2002

6. Relationship of Reporting Person(s) to Issuer
                  (Check all applicable)

     Director                                                                 ___ 10% Owner

     Officer (give title below)                                        _X_ Other (specify below)

Former Executive Vice President-Corporate Development and Strategic Planning of Great Plains Energy Incorporated, and President and CEO of KLT Inc. (a wholly-owned subsidiary of Great Plains Energy Incorporated). Mr. Orman resigned his positions effective December 31, 2002.

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)				5 If Amendment, Date of Original (Month/Day/ Year		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date (Month/ Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(1)	11-07-2002	11-07-2002	J4		258,917	A	$20.64	268,917	D

  Shares acquired pursuant to the terms of the Agreement and Plan of Merger dated November 7, 2002, among Environmental Lighting Concepts, Inc., Mark R. Schroeder and Gregory J. Orman, Innovative Energy Consultants Inc. and Great Plains Energy Incorporated (such Agreement and Plan of Merger filed as Exhibit 10 to Great Plains Energy Incorporated's November 7, 2002 Report on Form 8-K).

FORM 5 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

Executed on behalf of Gregory J. Orman by Jeanie Sell Latz, Attorney-in-Fact (see Attached Exhibit A)

	/s/Gregory J. Orman by Jeanie Sell Latz	January 9, 2003

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.